EXHIBIT 21.1
Subsidiaries of the Registrant

The significant subsidiaries of the Registrant, as defined in Section 1-02(w) of regulation S-X, are:

ManTech Advanced Systems International, Inc.

ManTech SRS Technologies, Inc.

InfoZen LLC

Edaptive Systems LLC

Knowledge Consulting Group, Inc.